



05036074

SECUR ... SION

VF3-8-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53110

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/04____ AND ENDING____12/31/04____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IBG Trading, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1111 Kane Concourse - Suite 418

(No. and Street)

Bay Harbor Islands   Florida   33154

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alessandro Pizzorni   786-433-0402

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gerson, Preston, Robinson & Company, P.A.

(Name – *if individual, state last, first, middle name*)

666 Seventy-First Street   Miami Beach, Florida   33141

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 15 2005

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Alessandro Pizzorni_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___IBG Trading, LLC_____ , as of __December 31_____ , 20 _04____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

GREGORY FISHMAN
MY COMMISSION # DD 261300
EXPIRES: October 23, 2007
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Financial Statements With Supplementary Information

IBG Trading, LLC

Year Ended December 31, 2004

GARY R. GERSON, CPA
RICHARD C. PRESTON, CPA
JAMES P. ROBINSON, CPA
ALAN S. ROSEN, CPA
DONALD M. GERSON, CPA
DANIEL S. KUSHNER, CPA
STEVEN F. KLEIN, CPA
DOROTHY S. EISENBERG, CPA
ALAN A. LIPS, CPA

STEPHEN R. TEPPER, CPA
MANNY M. ILAGAN, CPA
CALVIN BECKER, CPA
ROBERT P. FEDDERMAN, CPA
EDUARDO M. ZUNIGA CPA
ROSE B. ROBINSON, CPA
JUDD A. BERKLEY, CPA
EDWARD D. DEPPMAN, CPA
MARSHALL J. SAPERSTEIN, CPA
DAVID A. STEINBERG, CPA
BARRY A. DRESSLER, CPA
MELISSE G. BURSTEIN, CPA
RONALD A. UNGER, CPA
STEVEN A. MOSES, CPA
MARK S. KOONDEL, CPA
CARMEN T. ANDRIAL, CPA
BRYAN A. ROSENFELD, CPA
JAY L. JACKLER, CPA
PHILIP D. KNAPP, CPA
GRACE M. CHUNG, CPA



Gerson, Preston, Robinson & Company, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

MIAMI BEACH OFFICE
666 SEVENTY-FIRST STREET
MIAMI BEACH, FLORIDA 33141

DADE: (305) 868-3600
BROWARD: (954) 522-3202
BOCA RATON: (561) 392-9059
PALM BEACH: (561) 833-9573
ORLANDO: (407) 843-1159
TAMPA: (813) 228-9275
TOLL FREE: 1-888-868-5585
TOLL FREE FACSIMILE: 1-800-880-1662
FACSIMILE: (305) 864-6740
www.gprco-cpa.com

REPLY TO: MIAMI BEACH OFFICE

BOCA RATON OFFICE
ONE BOCA PLACE
SUITE 324A
2255 GLADES ROAD
BOCA RATON, FLORIDA 33431
TEL: (561) 392-9059
FACSIMILE: (561) 988-2663

TAMPA OFFICE
THE FINANCIAL CENTER
2701 WEST BUSCH BLVD.
SUITE 134
TAMPA, FLORIDA 33618
TEL: (813) 228-9275
FACSIMILE: (813) 225-1254

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Members
IBG Trading, LLC
Bay Harbor Island, Florida

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of IBG Trading, LLC (the "Company") as of December 31, 2004, and the related statements of operations, members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IBG Trading, LLC at December 31, 2004, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule titled "Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 8, 2005
Miami Beach, Florida

CERTIFIED PUBLIC ACCOUNTANTS

ASSETS

Cash	$	20,141
Deposits with clearing organizations		3,130,799
Furniture and equipment, less accumulated depreciation of $112,845		70,108
Other assets		8,371
Total assets	**$**	**3,229,419**

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable, accrued expenses and other liabilities	$	12,323

Members' equity

Members' capital contributions	4,376,520
Members' draws	(310,094)
Accumulated deficit	(849,330)
Total members' equity	**3,217,096**
Total liabilities and members' equity	**$ 3,229,419**

The notes which follow must be read for a more informed use, understanding and interpretation of this financial statement.

1

Income:		
Commissions	$	53,885
Interest and dividends		36,484
Total		90,369
Expenses:		
Principal transactions		237,968
Employee compensation and benefits		328,995
Clearing costs		24,902
Communications and data processing		82,575
Interest and dividends		37,315
Occupancy		38,372
Other		107,067
Total		857,194
Net loss	**$**	**(766,825)**

The notes which follow must be read for a more informed use, understanding and interpretation of this financial statement.

	Members' Capital	Members' Draws	(Accumulated Deficit)	Total
Balance, beginning of year	$ 4,376,520	$ (382,779)	$ (82,505)	$ 3,911,236
Replacement of members' draws	-	72,685	-	72,685
Net loss	-	-	(766,825)	(766,825)
Balance, end of year	**$ 4,376,520**	**$ (310,094)**	**$ (849,330)**	**$ 3,217,096**

The notes which follow must be read for a more informed use, understanding and interpretation of this financial statement.

Operating activities

Net loss	$	(766,825)

Adjustments to reconcile net loss to net cash outflow for operating activities:

Add:

Depreciation and amortization, which did not require cash	38,090
Decrease in deposits with clearing organizations	668,780
Total	706,870

Deduct:

Decrease in accounts payable, accrued expenses and other liabilities	174
Total	174
Net cash outflow for operating activities	60,129

Financing activities

Repayment of members' draws	72,685
Total cash inflow from financing activities	72,685
Net cash inflow for all activities	12,556
Cash, beginning of year	7,585

Cash, end of year	$	**20,141**

Supplemental disclosure of cash flow information:

Cash paid for interest	$	**6,380**

The notes which follow must be read for a more informed use, understanding and interpretation of this financial statement.

4

1. **ORGANIZATION AND NATURE OF BUSINESS**

IBG Trading, LLC, a Florida Limited Liability Company, (the "Company") is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company clears all transactions on a fully disclosed basis through its clearing firm and does not hold customer funds or safe keep customer securities.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation. The financial statements are prepared in accordance with accounting principles generally accepted in the U.S. and prevailing industry practices, which require management to make estimates and assumptions regarding certain trading inventory valuations and other matters that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from these estimates.

Securities Transactions. Proprietary securities transactions in regular-way trades are recorded on the trade date as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Marketable securities are valued at market value based on quoted market prices.

Commissions. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Furniture and Equipment. Furniture and equipment is carried at cost. Depreciation is computed using the straight-line basis over the related asset lives of five years.

Income Taxes. The Company, as a limited liability company, is not subject to income taxes as an entity. Items of income, loss, deductions and credits are passed through directly to the members.

The Company's policy is to make distributions to its members in amounts sufficient to cover the Federal income tax liability attributable to the members' pro-rata shares of income, losses, deductions and credits. Interim distributions are shown as members' draws until the actual amount of the distribution is determined. Members will recontribute excess draws.

3. FUTURES CONTRACTS

The Company invests in futures contracts that are recorded at the underlying net equity value as deposits with clearing organizations. As of December 31, 2004, the net equity in these contracts was $1,167,493. The fair value of the long contracts was $4,236,875 and the fair value of the short contracts was $7,611,930 as of December 31, 2004.

4. COMMITMENTS

The Company leases its office space under a rental agreement expiring March 31, 2005. Minimum future lease payments remaining as of December 31, 2004 were $8,398. Rent expense for the year ended December 31, 2003 was $33,592.

5. PRINCIPAL TRANSACTIONS

The Company's principal transactions represent realized and unrealized gains or losses during the year ended December 31, 2004 on marketable equity securities owned and sold, not yet purchased and futures.

The Company's principal transactions by reporting categories for the year ended December 31, 2004 are the following:

Marketable securities	$ 7,951
Futures	(245,919)
Losses from principal transactions	$(237,968)

6. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include other broker dealers. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

7. RELATED PARTY TRANSACTIONS

Companies controlled by the members have furnished management services to the Company during the year ended 2004. No amounts have been charged for these services and the Company has not estimated the value of the services received.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and under the applicable rules, equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $170,421, which was $70,421 in excess of the required net capital of $100,000. The Company's net capital ratio was 0.0720 to 1.

Net Capital

Total members' equity		$ 3,217,096
Deductions and/or charges		
Nonallowable assets:		
Furniture and equipment	$ 70,108	
Other assets	8,371	
		78,479
Net capital before haircuts on securities positions (tentative net capital)		3,138,617
Haircuts on securities		
Trading and investment securities:		
Futures position	1,141,790	
Excess haircut	350,084	
Undue concentration	1,475,500	
		2,967,374
Net capital		$ 171,243

Aggregate Indebtedness

Items included in statement of financial condition:	
Accounts payable, accrued expenses and other liabilities	$ 12,323

Computation of Net Capital Requirement

Minimum net capital required, based on aggregate indebtedness	$ 821
Minimum net capital required	$ 100,000
Excess net capital	$ 71,243
Excess net capital at 1,500 percent	$ 170,421
Excess net capital at 1,000 percent	$ 170,011
Ratio: Aggregate indebtedness to net capital	0.0720 to 1

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2004)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 212,094
Difference in "haircut" amount	(40,851)
Net capital per above	$ 171,243

GARY R. GERSON, CPA
RICHARD C. PRESTON, CPA
JAMES P. ROBINSON, CPA
ALAN S. ROSEN, CPA
DONALD M. GERSON, CPA
DANIEL S. KUSHNER, CPA
STEVEN F. KLEIN, CPA
DOROTHY S. EISENBERG, CPA
ALAN A. LIPS, CPA

STEPHEN R. TEPPER, CPA
MANNY M. ILAGAN, CPA
CALVIN BECKER, CPA
ROBERT P. FEDDERMAN, CPA
EDUARDO M. ZUNIGA CPA
ROSE B. ROBINSON, CPA
JUDD A. BERKLEY, CPA
EDWARD D. DEPPMAN, CPA
MARSHALL J. SAPERSTEIN, CPA
DAVID A. STEINBERG, CPA
BARRY A. DRESSLER, CPA
MELISSE G. BURSTEIN, CPA
RONALD A. UNGER, CPA
SYED S. ZAFAR, CPA
STEVEN A. MOSES, CPA
MARK S. KOONDEL, CPA
CARMEN T. ANDRIAL, CPA
BRYAN A. ROSENFELD, CPA
JAY L. JACKLER, CPA
PHILIP D. KNAPP, CPA
GRACE M. CHUNG, CPA



Gerson, Preston, Robinson & Company, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

MIAMI BEACH OFFICE
666 SEVENTY-FIRST STREET
MIAMI BEACH, FLORIDA 33141

DADE: (305) 868-3600
BROWARD: (954) 522-3202
BOCA RATON: (561) 392-9059
PALM BEACH: (561) 833-9573
ORLANDO: (407) 843-1159
TAMPA: (813) 228-9275
TOLL FREE: 1-888-868-5585
TOLL FREE FACSIMILE: 1-800-880-1662
FACSIMILE: (305) 864-6740
www.gprco-cpa.com

REPLY TO: MIAMI BEACH OFFICE

BOCA RATON OFFICE
ONE BOCA PLACE
SUITE 324A
2255 GLADES ROAD
BOCA RATON, FLORIDA 33431
TEL: (561) 392-9059
FACSIMILE: (561) 988-2663

TAMPA OFFICE
THE FINANCIAL CENTER
2701 WEST BUSCH BLVD.
SUITE 134
TAMPA, FLORIDA 33618
TEL: (813) 228-9275
FACSIMILE: (813) 225-1254

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Report on Internal Control Required by SEC Rule 17a-5

Members
IBG Trading, LLC

In planning and performing our audit of the financial statements of IBG Trading, LLC (the "Company"), for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

- Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions, however, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CERTIFIED PUBLIC ACCOUNTANTS

February 8, 2005
Miami Beach, Florida